Shareholder Engagement Division	www.asyousow.org
1200 Fitzgerald Drive # Pinole, CA 94564	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: United Parcel Service, Inc. (UPS)
Name of persons relying on exemption:  As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

United Parcel Service, Inc. (UPS)
Vote Yes: Item # 9– Shareholder Proposal on Board Assessment of Diversity & Inclusion Efforts

Annual Meeting: May 13, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that United Parcel Service, Inc. (UPS) publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

•	the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,

•	the Board's assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company's diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that UPS publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of UPS’ DEI programs. It cites concerns that the Company’s extensive statements related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices.

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

RATIONAL FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.

2.	Corporate Policies that allow harassment and discrimination undermine business success.
3.	UPS is risking the trust and confidence of its consumers and employees.

4.	UPS’ DEI reporting significantly lags peers.

DISCUSSION

1.	Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. UPS’ lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate Policies that Allow Harassment and Discrimination Undermine Business Success

As UPS writes in its statement in opposition to this proposal, “UPS views diversity, equity, and inclusion as a strategic imperative that enables the company to attract and retain talented employees, foster innovation to enhance customer service, and bring strength and stability to businesses and communities.” UPS’ Materiality Matrix shows “Workforce Diversity and Inclusion” to be of the highest importance to the company – both in its influence on business success and on its importance to stakeholders.

In agreement with UPS’ statement, researchers have identified benefits of diverse and inclusive teams including: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3. UPS is Risking the Trust and Confidence of its Consumers and Employees

“No one is safe until we are all safe, and we know there is no place in any community anywhere in the world for racism, bigotry or hate,” said Carol Tomé, UPS CEO, in a June 8, 2020 press release. “We will not stand quietly or idly on the sidelines of this issue.”9 In this press release, UPS committed to provide $3.2 million to groups working on racial equity issues and $1 Million to the National Museum of African American History and Culture. It also pledged one million UPS employee volunteer hours to underserved black communities.

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6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

9 http://www.globenewswire.com/news-release/2020/06/08/2045213/0/en/UPS-Calls-For-Justice-And-Reform-To-Advance-Equality.html?f=22&fvtc=4&fvtv=21206

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Should consumers, employees, and others determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed “performative allyship” or “wokewashing,” without integrating best practices into its own operations, UPS may erode the trust of key consumer demographics and employees.

Investors may wish to be particularly vigilant against this concern at UPS, as the company has faced a number of allegations of discrimination on the basis of race and religion. These include a 2019 lawsuit from black employees alleging discrimination in employment and a hostile work environment, including the hanging of a noose in an Ohio distribution hub and a 2018 settlement with the Employment Opportunity Commission (EEOC) alleging that UPS discriminated in hiring and promotion on the basis of employees’ religions.10

3.	UPS’ DEI Reporting Significantly Lags Peers

Promoting a book UPS released, entitled “Black Voices from Big Brown: Untold Stories of African Americans at UPS.” Carol Tomé tweeted on February 1, 2021, “[t]o understand the true story of America and the true story of UPS, we must tell the whole stories of both. “Yet, the company’s transparency on the effectiveness of its workplace DEI programs significantly lags its peers. It is not reporting the whole story.

In its statement in opposition to this proposal, UPS committed to the release of its consolidated EEO-1 form. Seventy-one of the S&P 100 have already released, or committed to release, this form, a best-practice standard for workforce composition disclosure. UPS is catching up, as it should, and this is commendable. However, additional data is needed.

The release of workforce composition data through the EEO-1 form is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs.

The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of UPS’ employees. This data is needed for investors to assess if a company is masking a toxic workplace culture by solving poor retention rates with high recruitment.

Below are examples of inclusion factor data that UPS’ peers are disclosing, or have committed to disclose, as of April 4, 2021:

-	Thirty-four percent of the S&P 100 release, or have committed to release, their recruitment rates of female employees.

-	Nineteen percent of the S&P 100 release or have committed to release, their retention rates of female employees.

-	Twenty percent of the S&P 100 release or have committed to release, their promotion rate of female employees.

-	Twenty-seven percent of the S&P 100 release or have committed to release, at least one recruitment statistic related to race or ethnicity.

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10 https://www.bizjournals.com/atlanta/news/2021/01/28/delivering-on-diversity.html

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

-	Eighteen percent of the S&P 100 release or have committed to release, at least one retention statistic related to race or ethnicity.

Within the compensation peer groups that UPS identifies in its proxy statement, the following companies release, or have committed to release, more inclusion factor data than UPS: Caterpillar, Delta, FedEx, Home Depot, Johnson & Johnson, Lockheed Martin, McDonald’s, PepsiCo, Procter & Gamble, and Walgreens Boots Alliance.

UPS, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

NOTES ON UPS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

1) In its statement in opposition to the resolution, the Board writes:
Starting from the most senior levels at UPS, our commitment to diversity and inclusion is evident:

•	Executive Leadership – 33% of our Executive Leadership Team members are women; and 33% are non-white

•	Management . . . 49% of our entry level management positions, and 34% of senior and middle management positions, are held by non-white employees.

Proponents’ Response:
Diverse employees within entry level positions do not indicate an inclusive workplace. In order to understand the factors contributing to the 30 percent drop in non-white employees between entry level and middle management, investors need to access to recruitment, retention and promotion data.

UPS also refers to “non-white” employees, aggregating nuanced and important race and ethnicity data. It is essential that UPS break out its employees by, at a minimum, EEO-1 race and ethnicity categories so that investors can understand what, if any, differences in opportunity exist between Black and Asian employees, for example. To share only aggregated “non-white” data indicates a lack of understanding of race relations in America.

2) In its statement in opposition to the resolution, the Board writes:
UPS already provides investors with significant diversity and inclusion data.

Proponents’ Response:

UPS may feel that it has released a significant amount of data, but it has not yet released significant data. As set forth above, UPS trails its peers and the S&P 100 in the type of recruitment and inclusion data it releases.

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

3) In its statement in opposition to the resolution, the Board writes:

Our Board of Directors and board committees provide oversight on human capital matters through a variety of methods and processes. These include regular updates and discussion around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives. We believe the Board’s oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Proponents’ Response:
This statement on board oversight is the company’s first reporting, to the Proponent’s knowledge, of UPS’ governance of its workplace DEI programs. Investors seek to also understand the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs and its assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

In its statement in opposition, UPS does not present a rationale for its continued lack of disclosure of this requested data set.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #9 seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is assessing the effectiveness of its diversity, equity, and inclusion programs at UPS. The resistance to providing investors with metrics supporting the company’s statements on the effectiveness of its DEI programs is concerning.

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For questions regarding Proposal #9 at UPS, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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